FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X           Form 40-F

12 March 2026

HSBC HOLDINGS PLC
GROUP REPORTING CHANGES

HSBC has today published changes to the way it presents information for its four businesses and Corporate Centre relating to the transition of certain clients between business segments, which are effective from 1 January 2026.

In advance of the publication of HSBC Holdings plc's 1Q 2026 Earnings Release, the attached data pack presents the impact on the previously reported financial information of HSBC Holdings plc and its consolidated subsidiary undertakings (the 'Group') for each quarter in the years 2024 and 2025, and the full years 2024 and 2025, of the transition of certain clients, primarily from the Hong Kong and UK business segments to Corporate and Institutional Banking, as referred to on page 76 of the HSBC Holdings plc Annual Report and Accounts 2025. Such transition does not involve a change in our reportable segments.

A copy of the data pack is also available to view and download at: https://www.hsbc.com/investors/results-and-announcements/all-reporting

The data pack provides a re-presented view, for illustrative purposes only, of selected financial information for the four businesses and Corporate Centre for (i) all quarters in 2024 and 2025, and (ii) the full years 2024 and 2025. This re-presentation has no impact on and does not change the consolidated financial results or financial position of the Group. No additional adjustments have been made to this information other than to reflect the clients transitioned and all data presented is unaudited.

The Group's reported results are prepared in accordance with International Financial Reporting Standards ('IFRSs'), as detailed in the HSBC Holdings plc Annual Report and Accounts 2025. To measure performance, the Group also uses non-GAAP financial measures, including those derived from reported results that eliminate foreign currency translation differences between periods.

Constant currency performance is computed by adjusting reported results of comparative periods for the effects of foreign currency translation differences, which distort period-on-period comparisons.

The Group considers that constant currency performance provides useful information for investors by aligning internal and external reporting, and reflects how management assesses period-on-period performance.

Investor enquiries to:

Alastair Ryan, Global Head of Investor Relations, +44 (0)7468 703 010

Yafei Tian, Head of Investor Relations, Asia-Pacific, +852 2899 8909

Media enquiries to:

pressoffice@hsbc.com             +44 (0) 20 7991 8096

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,233bn at 31 December 2025, HSBC is one of the world's largest banking and financial services organisations.

The information contained in this announcement and the materials referred to herein presents a historical view of the Group's financial position and results of operations as at the dates and for the periods specified and does not reflect any events, transactions, developments or changes in circumstances that may have occurred subsequent to those dates or periods. HSBC Holdings plc is not providing any updated financial information, and recipients should not assume that any historical information remains current as of any subsequent date or period.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This announcement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible' or 'anticipates' or the negative thereof or similar expressions, or by discussions of strategy. The Group has based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Group, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2025, filed with the Securities and Exchange Commission ('SEC') on 26 February 2026 (the '2025 Form 20-F'). The Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. Additional information, including information on factors which may affect the Group's business, is contained in the 2025 Form 20-F.

Alternative Performance Measures

This announcement and the materials referred to herein contain non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with SEC rules and regulations ("Alternative Performance Measures"). The primary Alternative Performance Measures we use are presented on a "constant currency" basis which is computed by adjusting comparative period reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons. Reconciliations between Alternative Performance Measures and the most directly comparable measures under IFRS are provided in our 2025 Form 20-F, which is available at www.hsbc.com.

Click on, or paste, the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/4036W_1-2026-3-12.pdf

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 12 March 2026
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